CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2002	2001

Income (loss) before income taxes (benefits)	$(628)	$1,216

Adjustments:
Loss (income) from equity investee	3	(47)

Income (loss) before income taxes (benefits), as adjusted	$(625)	$1,169

Fixed charges included in income (loss):

Interest expense	$90	$88
Interest portion of rental expense	45	38

	135	126

Interest credited to contractholders	781	802

	$916	$928

Income available for fixed charges (including interest
credited to contractholders)	$291	$2,097

Income available for fixed charges (excluding interest
credited to contractholders) (1)	$-	$1,295

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders (1)	-	2.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders (1)	-	10.3

(1) Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $625 million to achieve a coverage of 1:1.